Exhibit 99.1

GasLog Partners LP Announces New Charter Agreements with Total and Shell

Piraeus, Greece — June 15, 2021 —GasLog Partners LP ("GasLog Partners" or the "Partnership") (NYSE: GLOP) today announced two new time charter agreements with leading global energy producers. The agreements include a one-year time charter for the GasLog Sydney with a subsidiary of Total S.A. (“Total”), beginning this week, as well as an approximately 8-month time charter for the Solaris with a subsidiary of Royal Dutch Shell plc (“Shell”) beginning immediately following the conclusion of its initial multi-year charter with Shell in late July 2021 and extending through the end of Q1 2022.

The GasLog Sydney is a 155,000 cbm TFDE LNG carrier built in 2013 which is currently operating in the LNG carrier spot market.

The Solaris is a 155,000 cbm TFDE LNG carrier built in 2014 currently operating under its initial multi-year time charter with Shell.

Paul Wogan, Chief Executive Officer of GasLog Partners, stated, “I am very pleased to announce these new charters with global energy majors. The agreements are at fixed daily rates of hire at returns in line with the historic long-term average, underscoring the strengthening LNG carrier spot market observed so far this year. Together they improve the Partnership’s revenue and cash flow visibility, further balancing its operational and financial leverage.”

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.